As filed with the Securities and Exchange Commission on March 30, 2007

Registration Statement No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_______________________

STATE BANCORP, INC.
(Exact Name of Registrant as Specified in its Charter)
_______________________
New York (State or other Jurisdiction of Incorporation or Organization)	699 Hillside Avenue New Hyde Park, N.Y. 11040 (516) 437-1000 (Address, including Zip Code and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)	11-2846511 (I.R.S. Employer Identification Number)
_______________________

Brian K. Finneran 2 Jericho Plaza Jericho, N.Y. 11753 (516) 465-2300 (Name, Address, including Zip Code and Telephone Number, including Area Code, of Agent for Service)	With a Copy to: Robert C. Azarow, Esq. Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 (212) 912-7815
_______________________

Approximate date of commencement of proposed sale to the public: from time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

_______________________

CALCULATION OF REGISTRATION FEE(1)

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $5.00 per share	2,250,000 Shares	$20.86	$46,935,000	$1,441

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low prices of our common stock on March 27, 2007, as reported on The NASDAQ Global Market.

(2) Calculated by multiplying 0.00003070 by the proposed maximum aggregate offering price.

_______________________

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

PROSPECTUS

STATE BANCORP, INC.
______________________

2,250,000 Shares of Common Stock

This is a public offering of up to 2,250,000 shares of our common stock. All shares are being offered by those shareholders who received shares of our common stock in connection with a private placement transaction that was consummated on December 21, 2006 pursuant to which we issued 2,250,000 shares of our common stock to certain accredited investors. We will not receive any of the proceeds from the sales of shares by the selling shareholders.

State Bancorp, Inc. common stock is listed and trades on The NASDAQ Global Market under the trading symbol “STBC.” On March 29, 2007, the closing sale price of State Bancorp common stock on The NASDAQ Global Market was $20.68 per share.

Our principal executive offices are located at 699 Hillside Avenue, New Hyde Park, New York 11040, and our telephone number is (516) 437-1000.

An investment in these securities involves risks. See “Risk Factors” beginning on page 10 for factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities offered are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation.

The date of this prospectus is _________, 2007.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission (“SEC”) a registration statement for the securities on Form S-3 under the Securities Act of 1933, as amended (“Securities Act”). This prospectus, which forms part of the registration statement, does not contain all the information contained in the registration statement. You may inspect and copy the registration statement at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 upon payment of certain prescribed fees. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330. You may also access the registration statement electronically through the SEC’s Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system at the SEC’s website located at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are “incorporating by reference” into this prospectus certain information we filed with the SEC, which means that we are disclosing important information to you by referring you to other documents that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”), as amended, after the date of this prospectus and prior to the termination of the offering covered by this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 16, 2007;

•	our Current Reports on Form 8-K dated January 30, 2007 and March 9, 2007; and

•	the description of our capital stock contained in our Registration Statement on Form 8-A filed with the SEC on January 26, 1999.

On the written or oral request of each person, including any beneficial owner, to whom a copy of this prospectus is delivered, we will provide, without charge, a copy of any or all of the documents incorporated in this prospectus or in any related prospectus supplement by reference, except the exhibits to those documents, unless the exhibits are specifically incorporated by reference.

Written requests for copies should be directed to State Bancorp, Inc., Two Jericho Plaza, Jericho, NY 11753. Telephone requests for copies should be directed to (516) 465-2251.

PROSPECTUS SUMMARY

To fully understand this offering and its consequences to you, you should read the following summary along with the more detailed information and our consolidated financial statements and the notes to those statements incorporated by reference into this prospectus. In this prospectus, the words “we,” “us,” “our” and similar terms refer to State Bancorp, Inc. and its subsidiary, State Bank of Long Island, on a consolidated basis, unless the context provides otherwise.

Overview

State Bancorp, Inc. (“State Bancorp” or the “Company”) is a one-bank holding company headquartered in New Hyde Park, New York with our principal offices located at 699 Hillside Avenue, New Hyde Park, New York 11040 and our telephone number is (516) 437-1000. State Bancorp’s primary subsidiary, State Bank of Long Island (the “Bank”), was formed in 1966 and is now the largest independent commercial bank headquartered on Long Island. The Bank is a New York State-chartered commercial bank focused on the small and mid-sized businesses, municipal and consumer markets in Long Island and Queens, New York. In addition to its sixteen branch locations throughout Nassau, Suffolk and Queens Counties, the Bank owns Jericho, NY-based Studebaker-Worthington Leasing Corp., a nationwide provider of business equipment leasing. The Bank also maintains a lending facility in Jericho and has two subsidiaries based in Wilmington, Delaware, which provide investment and balance sheet management services to the Bank. State Bancorp has built a reputation for providing high-quality personal service to meet the needs of commercial, small business, municipal and consumer markets throughout the tri-county area. At December 31, 2006, State Bancorp, on a consolidated basis, had total assets of approximately $1.8 billion, total deposits of approximately $1.6 billion and total stockholders’ equity of approximately $104 million.

The Bank provides a full range of banking services to customers located primarily in Nassau, Suffolk and Queens Counties. The Bank’s deposit products include checking, savings, time, money market and IRA accounts. The Bank offers secured and unsecured commercial and consumer loans. Additional credit services offered include commercial mortgage loans, construction mortgage loans, letters of credit, equipment leasing, other commercial installment loans and lines of credit, home equity lines of credit, residential mortgage loans and auto and other personal loans. In addition, the Bank provides safe deposit services, merchant credit card services, access to annuity products and mutual funds and a consumer debit card with membership in a national ATM network. Through an alliance with U.S. Trust Company, the Bank also offers its customers access to financial planning and wealth management services. The Bank also offers its customers on-line banking, bill payment and cash management services. The Bank’s strategy of establishing and maintaining long-term customer relationships has contributed to its core deposit base.

Market Area

State Bancorp’s current market area consists of Nassau, Suffolk and Queens Counties in New York. State Bancorp believes that there are a significant number of small to mid-size businesses in its current market area that seek a locally-based commercial bank that can offer a broad array of financial products and services. Many of these businesses have been displaced as a result of recent bank mergers in the area. Given the variety of financial products and services offered by State Bancorp, its focus on customer service, and its local management, State Bancorp believes that it can better serve the growing needs of both new and existing customers in its current market areas.

State Bancorp’s current markets have attractive per capita income and median household income demographics. ESRI, a leading provider of demographic data, has projected that per capita income between 2006 and 2011 in Nassau, Suffolk and Queens Counties will grow by 24.5%, 24.9% and 21.7%, respectively. The 2006 median household income for these three counties are an impressive $90,227, $81,248 and $53,351, respectively. Nassau County’s 2006 median household income is the tenth highest in the United States. Although these three counties are mature in terms of population growth, residents of these counties continue to experience favorable income trends.

State Bancorp believes that the projected economic growth in its current market area will provide it with significant opportunities to continue to grow. State Bancorp expects that strong growth in these market areas will create a need for all types of commercial expansion opportunities as well as retail services. These developments should provide State Bancorp with significant future banking and lending opportunities.

Competitive Strengths

State Bancorp believes that the following business strengths differentiate State Bancorp from its peers:

History of Strong Earnings. Until 2005, State Bancorp had achieved 34 consecutive years of record earnings. State Bancorp’s strong historical earnings have been driven by its impressive net interest margin. For the years ended December 31, 2006 and December 31, 2005, State Bancorp’s net interest margin was 4.01% and 4.17%, respectively.

The Company’s 2005 earnings were adversely affected by a January 2006 verdict rendered against the Company related to the activities of Island Mortgage Network, Inc. (“IMN”) and certain related companies that had deposit relationships with the Bank. The Company recorded a $74.2 million expense related to IMN in its 2005 financial statements and, as a result, reported a $36.5 million loss for that year. During 2006, the Company continued to incur additional expenses related to the IMN warehouse lender litigation. On January 24, 2007, the Bank entered into a settlement agreement finally resolving the last of the IMN warehouse lender claims. The amount of the settlement payment was less than the Company’s related litigation reserve of $77 million, resulting in a credit, net of ongoing IMN-related legal fees incurred, of $6.2 million for all IMN-related matters in 2006 compared to IMN-related expenses of $82.8 million in 2005. The Company reported net income of $11.5 million in 2006 as a result of this credit and other positive factors including an increase in net interest income and a reduction in the provision for loan and lease losses.

Largest Independent Commercial Bank Headquartered on Long Island. The Bank is the largest independent commercial bank headquartered on Long Island, with a network of 16 branches stretching from the Three Village area, located in Suffolk County, to Long Island City, Queens, New York. According to data published by the Federal Deposit Insurance Corporation (the “FDIC”), State Bancorp’s deposit market share increased in each of the counties in which it operates from June 30, 2005 to June 30, 2006, the latest dates for which deposit data is available. Based on total deposits as of June 30, 2006, State Bancorp’s market share in Nassau, Suffolk and Queens Counties was 1.72%, 1.51% and 0.21%, respectively.

Strong Credit Quality. State Bancorp emphasizes a strong credit culture based on traditional credit measures and underwriting standards. The results of the Company’s continued focus on credit quality are evidenced by a ratio of non-performing assets to total loans and leases of 0.22% at December 31, 2006 and 0.34% at December 31, 2005 and a net charge-offs to average total loans and leases ratio of 0.19% for the year ended December 31, 2006 and a net recoveries to average total loans and leases ratio of 0.01% for the year ended December 31, 2005. At December 31, 2006 and December 31, 2005, the Company held no other real estate owned (“OREO”) and there were no restructured accruing loans and leases.

New President and Chief Operating Officer. On November 7, 2006, the board of directors of State Bancorp announced that it had appointed Thomas M. O’Brien as President and Chief Operating Officer of State Bancorp and the Bank, effective immediately. In addition, the board announced that Thomas F. Goldrick, Jr., Chairman and Chief Executive Officer of State Bancorp and the Bank, had informed the board of his intention to step down as Chief Executive Officer in 2007, at which time he will be succeeded as Chief Executive Officer by Mr. O’Brien.

Mr. O’Brien, 55, was President and Chief Executive Officer of Atlantic Bank of New York when it was acquired by New York Community Bancorp, Inc. in 2006. Mr. O’Brien began his banking career in 1977 at North Side Savings Bank. He was appointed Chief Executive Officer in 1984 at age 33. In 1986, he led North Side’s initial public offering. Mr. O’Brien joined North Fork Bancorporation, Inc. as Vice Chairman and a member of the board of directors in 1996 in conjunction with North Fork’s acquisition of North Side. In 2000, Mr. O’Brien joined Atlantic Bank of New York as President and Chief Executive Officer and a member of the board of directors.

Recent Private Placement of Our Common Stock

On December 21, 2006, we consummated a private placement transaction pursuant to which we issued 2,250,000 shares of our common stock to certain accredited investors and Thomas M. O’Brien, our President and Chief Operating Officer. It is anticipated that some or all of the accredited investors that participated in such private placement will be the selling shareholders referred to herein.

The offering price for the shares sold in the private placement was $16.75 per share, except in the case of 53,700 shares sold to Mr. O’Brien, for whom the price per share was $18.63, the closing bid price of our common stock on December 18, 2006, which is considered to be the market value of our common stock for purposes of Mr. O’Brien’s purchase in accordance with The NASDAQ Global Market listing requirements. The gross proceeds of the private placement were approximately $37.8 million. The net proceeds of the private placement, after deducting commissions and expenses, were approximately $36.5 million.

In connection with the private placement, we also entered into a registration rights agreement with each of the investors, pursuant to which we agreed to, among other things, use our reasonable best efforts to (i) prepare and file with the SEC, on or before April 1, 2007, a “shelf” registration statement on Form S-3 (or, if not available, such other form as is then available to effect the registration of the shares) registering the shares for resale and (ii) cause such registration statement to be declared effective by the Securities and Exchange Commission as soon as practicable after filing, but in no event later than July 1, 2007. See “Selling Shareholders - Registration Rights” beginning on page 18.

The Offering

This prospectus covers the resale by the selling shareholders of the shares of common stock described below:

Common stock offered by selling shareholders	2,250,000

Use of proceeds	All proceeds of this offering will be received by selling shareholders for their own accounts. See “Use of Proceeds” on page 18.

The NASDAQ Global Market Trading Symbol	STBC

Risk Factors
You should read the “Risk Factors” beginning on page 10, as well as other cautionary statements throughout or incorporated by reference in this prospectus, before investing in shares of our common stock.

Corporate Information

State Bancorp’s principal executive offices are located at 2 Jericho Plaza, Jericho, New York 11753. State Bancorp’s telephone number is (516) 465-2200. State Bancorp’s website is www.statebankofli.com. Information on State Bancorp’s website is not incorporated herein by reference and is not part of this private placement memorandum.

State Bancorp’s common stock is traded on The NASDAQ Global Market under the trading symbol “STBC.”

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical financial data of State Bancorp. The selected financial data as of and for each of the last five fiscal years has been derived from the audited financial statements of State Bancorp that are incorporated by reference into this prospectus.

The data may not necessarily be indicative of our future results of operations or financial position and should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes included in our latest annual report on Form 10-K and quarterly report on Form 10-Q.

State Bancorp, Inc. and Subsidiaries
Selected Financial Data

As of or for the Fiscal Year Ended December 31,	2006	2005	2004	2003	2002
OPERATING RESULTS
Interest income	$106,489,337	$83,420,469	$70,037,106	$64,682,876	$67,132,444
Interest expense	$44,252,825	$24,901,496	$12,800,553	$11,534,977	$15,239,307
Net interest income	$62,236,512	$58,518,973	$57,236,553	$53,147,899	$51,893,137
Provision for loan and lease losses	$2,489,998	$3,650,000	$4,506,000	$3,935,004	$3,560,000
Net interest income after provision
for loan and lease losses	$59,746,514	$54,868,973	$52,730,553	$49,212,895	$48,333,137
Other income	$5,690,766	$5,810,464	$7,050,925	$9,142,923	$4,477,615
Operating expenses	$37,626,469	$124,640,683	$41,043,230	$41,089,081	$37,477,362
Net income (loss)	$11,493,879	($36,548,251)	$13,376,009	$12,015,173	$11,302,611
COMMON SHARE DATA
Basic earnings (loss) per common share (1)	$1.02	($3.32)	$1.24	$1.13	$1.06
Diluted earnings (loss) per common share (1)	$1.00	($3.32)	$1.20	$1.10	$1.04
Stock dividends/splits	-	20% (2)	5%	5%	5%
Cash dividends per common share (1)	$0.45	$0.55	$0.48	$0.44	$0.41
FINANCIAL POSITION
Total assets	$1,788,722,476	$1,598,152,513	$1,437,290,967	$1,441,000,363	$1,362,282,184
Total loans and leases (3)	$983,724,774	$892,021,546	$778,191,228	$711,216,134	$620,383,873
Total deposits	$1,566,183,479	$1,411,573,946	$1,269,634,078	$1,216,286,903	$1,147,026,508
Total stockholders' equity	$104,140,510	$56,422,118	$101,049,842	$94,711,522	$87,682,631
Weighted average number of common shares
outstanding (1) (4)	11,227,278	10,996,601	10,827,816	10,678,935	10,711,392
OTHER DATA
Return on average total assets	0.68%	(2.41%)	0.90%	0.89%	0.95%
Return on average total stockholders' equity	18.39%	(36.35%)	13.75%	13.18%	13.66%
Tier I leverage ratio	6.30%	4.30%	7.82%	8.08%	6.95%
Net interest margin (FTE)	4.01%	4.17%	4.22%	4.31%	4.77%
Operating efficiency ratio (5)	54.6% (6)	192.5% (7)	64.2%	70.7%	66.0%
Dividend payout ratio	43.94%	N/M (*)	38.98%	38.68%	39.06%
Average equity to average assets	3.71%	6.62%	6.56%	6.73%	6.94%

(1) Retroactive recognition has been given for stock dividends and splits.
(2) 6 for 5 stock split in 2005 effected in a manner similar to a 20% stock dividend.
(3) Net of unearned income and before allowance for loan and lease losses.
(4) Amount used for earnings per common share computation.
(5) Operating expenses divided by the sum of net interest income (FTE) and other income (excluding net securities gains/losses)
(6) Ratio includes $12.1 million reversal of previously accrued IMN-related expenses
(7) Ratio includes $74.2 million expense accrual related to IMN adverse jury verdict
(*) N/M - denotes not meaningful.

CAUTIONARY STATEMENT FOR PURPOSES OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This prospectus, including information incorporated herein by reference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “project,” “is confident that” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements involve risk and uncertainty and a variety of factors could cause State Bancorp’s actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

State Bancorp’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on the operations of State Bancorp and its subsidiaries include, but are not limited to, changes in:

•	market interest rates,

•	general economic conditions,

•	legislative/regulatory changes,

•	monetary and fiscal policies of the U.S. Government,

•	the quality and composition of the loan or investment portfolios,

•	demand for loan products,

•	deposit flows,

•	competition,

•	demand for financial services in the Company’s primary trade area,

•	litigation, tax and other regulatory matters,

•	accounting principles and guidelines, and

•	other economic, competitive, governmental, regulatory and technological factors affecting State Bancorp’s operations, pricing and services.

Further information on other factors that could affect State Bancorp is included in the SEC filings incorporated by reference in this prospectus. See also “Risk Factors” contained herein and therein.

RISK FACTORS

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

Prospective investors in our securities should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus. If any of the following risks actually occurs, our financial condition and results of operations could be adversely affected. If this were to happen, the value of our securities could decline, and if you invest in our securities, you could lose all or part of your investment.

Risks Related to Our Business and Operations

If the Bank’s current capital ratios decline below the regulatory threshold for an adequately capitalized institution, we will be considered undercapitalized, which will have a material and adverse effect on us.

We believe that both the Company and the Bank exceed applicable regulatory capital requirements and the Bank meets the requisite capital ratios to be considered well-capitalized as of December 31, 2006. If the Bank’s current capital ratios decline below the minimum requirements to be considered adequately capitalized, the Bank will be considered undercapitalized, which will have a material and adverse effect on us. In addition, there can be no assurance that the regulatory authorities will agree to treat the Company and the Bank as adequately capitalized or that they will not bring enforcement actions or impose operational and other restrictions as a result of the current regulatory capital of the Company and the Bank, which also may have a material and adverse effect on us. Actions by other third parties, including the SEC and the Banking Department, may also be brought against the Company and the Bank, which also may have a material and adverse effect on us.

The FDIA requires each federal banking agency to take prompt corrective action with respect to banks that do not meet minimum capital requirements. Once a bank becomes undercapitalized, it is subject to various requirements and restrictions, including a prohibition on the payment of capital distributions and management fees, restrictions on the growth of the bank’s assets, and a requirement for prior regulatory approval of certain expansion proposals. In addition, an undercapitalized institution must file a capital restoration plan with its principal federal regulator demonstrating how it plans to return to capital compliance. In order for the plan to be accepted by the regulator, any holding company of the bank must guarantee such plan up to certain specified limitations.

If an undercapitalized bank either does not submit a capitalization plan or fails in any material respect to implement a plan approved by its regulator, the agency may impose additional restrictions on the bank. These include, among others, requiring the recapitalization or sale of the bank, restricting transactions with affiliates, limiting interest rates the bank may pay on deposits, and prohibiting any holding company of the bank from making capital distributions without the prior approval of the FRB or requiring a holding company to divest its subsidiary depository institution or non-depository affiliates. Further, even after the bank has attained adequately capitalized status, which we believe to be the case with the Company and the Bank, the appropriate federal banking agency may, if it determines, after notice and hearing, that the bank is in an unsafe or unsound condition or has not corrected a deficiency from its most recent examination, treat the bank as if it were undercapitalized and subject the bank to the regulatory restrictions of such lower classification.

In addition to measures taken under the prompt corrective action provisions with respect to undercapitalized institutions, insured banks and their holding companies may be subject to potential enforcement actions by their regulators for unsafe and unsound practices in conducting their business or for violations of law or regulation, including the filing of a false or misleading regulatory report. Enforcement actions under this authority may include the issuance of cease and desist orders, the imposition of civil money penalties, the issuance of directives to increase capital, formal and informal agreements, or removal and prohibition orders against “institution-affiliates parties” (generally bank insiders). Further, the FRB may bring an enforcement action against a bank holding company either to address undercapitalization in the holding company or to require the holding company to take measures to remediate undercapitalization in a subsidiary.

The Company was considered undercapitalized for regulatory purposes as a result of the IMN litigation adverse jury verdict rendered in January 2006 causing the Bank to incur a net operating loss, which was booked in 2005. Though the Company and the Bank properly booked the tax impact of the net operating loss under accounting principles generally accepted in the United States of America (“GAAP”) as a deferred tax asset, regulations of the FDIC and the FRB require more restrictive treatment of the deferred tax asset for regulatory capital computation purposes than is allowed under GAAP, which caused the Company and the Bank to become undercapitalized. We believe that both the Company and the Bank exceed applicable regulatory capital requirements and the Bank meets the requisite capital ratios to be considered well-capitalized as of December 31, 2006.

Banking laws and regulations could limit our access to funds from the Bank, our primary source of liquidity.

As a bank holding company, our principal source of funds is dividends from our subsidiaries. These funds are used to service our debt as well as to pay expenses and dividends on our common stock. Our non-consolidated interest expense on our debt obligations was $2.5 million and $1.5 million and our non-consolidated operating expenses were $10,000 and $5,000 in 2006 and 2005, respectively. State banking regulations limit, absent regulatory approval, the Bank’s dividends to us to the lesser of the Bank’s undivided profits and the Bank’s retained net income for the current year plus its retained net income for the preceding two years (less any required transfers to capital surplus) up to the date of any dividend declaration in the current calendar year. As a result of the net operating loss we incurred in 2005, the Bank is currently required to obtain advance regulatory approval from the Banking Department to pay dividends to us. The Bank presently intends to make application for permission to declare dividends when deemed appropriate.  However, the Company cannot make any assurances that the Bank will, or will be able to, declare dividends at any specific time in the future.

Federal bank regulatory agencies have the authority to prohibit the Bank from engaging in unsafe or unsound practices in conducting its business. The payment of dividends or other transfers of funds to us, depending on the financial condition of the Bank, could be deemed an unsafe or unsound practice.

Dividend payments from the Bank would also be prohibited under the “prompt corrective action” regulations of the federal bank regulators if the Bank is, or after payment of such dividends would be, undercapitalized under such regulations. In addition, the Bank is subject to restrictions under federal law that limit its ability to transfer funds or other items of value to us and our nonbanking subsidiaries, including affiliates, whether in the form of loans and other extensions of credit, investments and asset purchases, or other transactions involving the transfer of value. Unless an exemption applies, these transactions by the Bank with us are limited to 10% of the Bank’s capital and surplus and, with respect to all such transactions with affiliates in the aggregate, to 20% of the Bank’s capital and surplus. As of December 31, 2006, a maximum of approximately $27.0 million was available to us from the Bank according to these limitations. Moreover, loans and extensions of credit to affiliates generally are required to be secured in specified amounts. A bank’s transactions with its non-bank affiliates also are required generally to be on arm’s-length terms. We do not have any borrowings from the Bank and do not anticipate borrowing from the Bank in the future.

Accordingly, we can provide no assurance that we will receive dividends or other distributions from the Bank and our other subsidiaries.

Another source of funding is our Dividend Reinvestment and Stock Purchase Plan (“DRP”), which allows existing stockholders to reinvest cash dividends in our common stock and/or to purchase additional shares through optional cash investments on a quarterly basis. Shares are purchased at up to a 5% discount from the current market price under either plan option. No assurance can be given that we will continue the DRP or that stockholders will make purchases in the future.

We may be subject to enforcement action resulting from the payment of the dividend on our common stock.

During 2006, the Company borrowed funds under a new line of credit facility obtained in June 2006 in order to recapitalize the Bank and to facilitate the payment of our quarterly cash dividend paid in June 2006. As of December 31, 2006, we had no borrowings under this facility. The FRB, in a policy statement, has indicated that dividend distributions funded through borrowings are disfavored and considered an unsafe and unsound banking practice. Although we believe that the considerations underlying such policy were intended to apply to troubled institutions with diminished earning capacity, we nevertheless may be subject to enforcement action resulting from our payment of this dividend. In the event enforcement action is taken, such action could have a material and adverse effect on us.

Tax claims may have a material adverse effect on our financial condition, results of operations and liquidity.

The Company has received a notice of deficiency from the New York State Department of Taxation and Finance (the “Tax Department”) with respect to New York State franchise tax for the years ended December 31, 1999, 2000 and 2001. The Tax Department contends that the Company’s tax liability should be increased by $5.1 million (including $2.0 million in penalties and interest through December 2006), and interest continues to accrue for those years. After deducting the estimated Federal tax benefit of $1.7 million arising from this, the Company’s net tax liability would be approximately $3.4 million. This increase in tax is based on the Tax Department’s assertion that SB Financial and SB Portfolio (the “Delaware Subsidiaries”), which are organized and operated entirely outside of the State of New York, should be included in the Company’s New York State combined banking corporation franchise tax returns (the “Company’s Combined Returns”). In support of the deficiency assessment the Tax Department alleged, among other things, that the transfer of assets to, and the operations of, the Delaware Subsidiaries were for tax avoidance purposes only and lack economic substance, and that the Delaware Subsidiaries met the statutory requirements for inclusion of the Delaware Subsidiaries with the Company’s income for calculation of the Company's New York State taxes. A notice of intention to audit calendar years 2002 -2004 has been received from the Tax Department. If the Tax Department were to successfully assert the same position for calendar years 2002 - 2006, management estimates that the additional tax liability for these years, including estimated interest and penalties, would be approximately $5.7 million after taking into consideration the estimated Federal tax benefit.

On June 7, 2006 the Company commenced a proceeding in the New York State Division of Tax Appeals (the “Division of Tax Appeals”) seeking a re-determination of the assessed deficiency for the years ended December 31, 1999, 2000 and 2001. No assurance can be given as to whether or to what extent we will be required to pay the amount of the tax liability asserted by the Tax Department, whether additional tax will be assessed for years subsequent to calendar year 2001 or whether we will receive any future benefit from the operations of SB Financial and SB Portfolio in Delaware and, accordingly, the resulting impact on our results of operations, financial condition and liquidity, could be material and adverse.

Following a lengthy fourth quarter internal management review of the issues involved in this matter, including an assessment of the risk of an adverse outcome and a projection of the significant time and cost to litigate, the Company established a reserve of $10 million for potential tax liability during the fourth quarter of 2006. This reserve reflects the deficiency notice covering the 1999 - 2001 periods and assumes that the Tax Department will likely assert the same claims for the calendar years 2002 - 2006, although no formal assessment has been received by the Company thus far for those periods. The Company disputes the Tax Department’s position and is reviewing its administrative and judicial remedies as well as other alternatives available to it, including the option of resolving this matter with the Tax Department prior to a scheduled hearing with an Administrative Law Judge in July 2007.

We may incur additional costs and experience impaired operating results if we are unable to retain our key management.

Thomas M. O’Brien was named the President and Chief Operating Officer of the Company and the Bank on November 7, 2006. Mr. O’Brien and our executive management team, along with our board of directors, are in the process of re-evaluating numerous aspects of our current business strategy, as well as succession for our senior officers. The successful evaluation and the implementation of that strategy depend heavily upon the active involvement of Mr. O’Brien and our executive management team and the successful identification and recruitment of successors for our senior officers, where appropriate. The loss of the services of Mr. O’Brien or other senior officers who are part of our succession planning could adversely affect our business strategy and could cause us to incur additional costs and experience impaired operating results while we seek suitable replacements.

Commercial real estate and commercial business loans expose us to increased lending risks.

Commercial real estate and commercial and industrial loans comprise a significant portion of our loan portfolio. At December 31, 2006, our portfolio of commercial and industrial loans totaled approximately $297 million and our commercial real estate loans amounted to approximately $404 million, in comparison to total loans of $984 million. Commercial loans generally expose a lender to greater risk of non-payment and loss than one-to-four family residential mortgage loans because repayment of commercial loans often depends on the successful operation and cash flow of the borrowers. Such loans also typically involve larger loan balances to single borrowers or groups of related borrowers compared to one-to-four family residential mortgage loans. Consequently, an adverse development with respect to a commercial real estate loan or commercial business loan can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one-to-four family residential mortgage loan or a non-commercial loan. Commercial real estate loans may present special lending risks and may expose lenders to unanticipated earnings and capital volatility due to adverse changes in the general commercial real estate market.

Our credit losses could increase, and our allowance for loan and lease losses may not be adequate to cover actual loan and lease losses.

The risk of nonpayment of loans and leases is inherent in all lending activities and nonpayment, if it occurs, may have a material adverse effect on our earnings and overall financial condition as well as the value of our common stock. A downturn in the economy, the real estate market in our market areas or a rapid change in interest rates could have a negative effect on collateral values and borrowers’ ability to repay. The Bank makes various assumptions and judgments about the collectibility of our loan and lease portfolio and provides an allowance for loan and lease losses based on a number of factors. If our assumptions are wrong, the allowance for loan and lease losses may not be sufficient to cover our losses and could require us to charge-off a higher percentage of our loans and leases and/or increase our allowance for loan and lease losses, which would reduce our income. The amount of future provisions for loan and lease losses cannot be determined and may exceed the amounts of past provisions. Additionally, federal banking regulators periodically review the allowance for loan and lease losses. These regulators may require us to increase our provision for loan and lease losses or to recognize further charge-offs. Any increase in the allowance for loan and lease losses could have a negative effect on our financial condition and results of operations.

Our geographic concentration may adversely affect our results of operations if business conditions in our market area decline.

Our operations are located almost entirely in New York, with close to 100% of our loan portfolio as of December 31, 2006 derived from operations in Nassau, Suffolk and Queens Counties. Due to this geographic concentration, our results depend largely upon New York economic and business conditions and real estate values. Deterioration in economic and business conditions and real estate values in our market area could adversely affect the quality of our loan portfolio and the demand for our products and services, which in turn may adversely affect our results of operations to a greater extent than if our operations were geographically diverse. Even if the economy remains healthy, a sustained downturn in New York real estate values would adversely affect our results of operations.

Changes in economic conditions or interest rates may negatively affect our earnings, capital and liquidity.

The results of operations for financial institutions, including the Bank, may be materially adversely affected by changes in prevailing local and national economic conditions, including declines in real estate market values, rapid increases or decreases in interest rates and changes in the monetary and fiscal policies of the federal government. Our profitability is heavily influenced by the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. Substantially all of our loans are to businesses and individuals in the New York State Counties of Nassau, Suffolk and Queens and any decline in the economy of this area could adversely affect our results of operations and financial condition. Like most banking institutions, our net interest spread and margin will be affected by general economic conditions and other factors that influence market interest rates and our ability to respond to changes in such rates. At any given time, our assets and liabilities may be affected differently by a change in interest rates.

We experience significant competition in our market area, which may reduce our customer base.

There is significant competition among commercial banks in our market area. In addition, as a result of the deregulation of the financial industry, the Bank also competes with other providers of financial services such as savings and loan associations, credit unions, consumer finance companies, securities firms, insurance companies, commercial finance and leasing companies, the mutual funds industry, full service brokerage firms and discount brokerage firms, some of which are subject to less extensive regulations than we are with respect to the products and services they provide. Some of our competitors, including certain regional bank holding companies that have made acquisitions in our market area, have greater resources than we have, including access to capital, and as such, may have higher lending limits and may offer other services not offered by us.

We also experience competition from a variety of institutions outside our market area. Some of these institutions conduct business primarily over the Internet and may thus be able to realize certain cost savings and offer products and services at more favorable rates and with greater convenience to the customer.

Changes in banking laws could have a material adverse effect on us.

We are extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole. In addition, we are subject to changes in federal and state tax laws as well as changes in banking and credit regulations, accounting principles and governmental economic and monetary policies. We cannot predict whether any of these changes may materially adversely affect us. Federal and state banking regulators also possess broad powers to take enforcement actions as they deem appropriate. These enforcement actions may result in higher capital requirements, higher insurance premiums and limitations on our activities that could have a material adverse effect on our business and profitability.

We continually encounter technological change, and may have fewer resources than our competitors to continue to invest in technological improvements.

The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in our operations. Many competitors have substantially greater resources to invest in technological improvements. There can be no assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers.

Risks Related to an Investment in Our Common Stock

We may issue additional shares of common stock or equity derivative securities that will dilute the percentage ownership interest of existing shareholders and may dilute the book value per share of our common stock and adversely affect the terms on which we may obtain additional capital.

Our authorized capital includes 20,000,000 shares of common stock and 250,000 shares of preferred stock. At February 26, 2007, we had 13,653,594 shares of common stock outstanding and had 1,031,217 shares underlying options that are exercisable at an average price of $14.27 per share (excluding 164,745 shares underlying options granted to Mr. O’Brien upon his employment). There are no preferred shares outstanding as of February 26, 2007. In addition, we have the ability to issue 398,365 shares of common stock pursuant to future grants under our existing Equity Compensation plan. Subject to applicable NASDAQ rules, our board generally has the authority, without action by or vote of the shareholders, to issue all or part of any authorized but unissued shares of common stock for any corporate purpose, including issuance of equity-based incentives under or outside of our Equity Compensation plan. We may seek additional equity capital in the future as we develop our business and expand our operations. Any issuance of additional shares of common stock or equity derivative securities will dilute the percentage ownership interest of our shareholders and may dilute the book value per share of our common stock. Shares we issue in connection with this offering will increase the total number of outstanding shares and dilute the percentage ownership interest of our existing shareholders.

Our directors, executive officers and employee stock ownership plan own a substantial amount of our common stock and may significantly impact the outcome of future shareholder votes even after the sale of the common stock offered hereby.

As of December 31, 2006, our executive officers and directors and their family members together beneficially owned approximately 8.23% of the issued and outstanding shares of our common stock (including options that are or may become exercisable). In addition, as of December 31, 2006, our employee stock ownership plan beneficially owned approximately 9.65% of the issued and outstanding shares of our common stock. As a result, these persons, including employees who are participants in our employee stock ownership plan, have the ability to exert significant influence over various matters, including the election of directors, changes in the size and composition of the board of directors, and mergers and other business combinations or strategic transactions involving our company. In addition, the concentration of voting power in the hands of those individuals, as well as the anti-takeover provisions contained in our certificate of incorporation, could have the effect of delaying or preventing a change of control of our company, even if the change of control would benefit our other stockholders. A perception in the investment community of an anti-takeover environment at our company could cause investors to value our stock lower than in the absence of such a perception.

Future sales of our stock by our shareholders or the perception that those sales could occur may cause our stock price to decline.

Although our common stock is listed for trading on The NASDAQ Global Market, the trading volume in our common stock is lower than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the relatively low trading volume of our common stock, significant sales of our common stock in the public market, or the perception that those sales may occur, could cause the trading price of our common stock to decline or to be lower than it otherwise might be in the absence of those sales or perceptions.

Volatility of our stock price may result in losses to our investors and litigation against us.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price can fluctuate significantly in response to a variety of factors discussed in this section and in the periodic reports we file with the SEC, including, among other things:

•	Actual or anticipated variations in our historic or projected results of operations;

•	Reports by securities analysts on us, our competitors or the banking industry in general;

•	Operating and stock price performance of other companies that investors deem comparable to our company;

•	News reports relating to trends, concerns and other issues in the financial services industry; and

•	Perceptions in the marketplace regarding us and/or our competitors.

Moreover, in the past, securities class action lawsuits have been instituted against companies following periods of volatility in the market price of its securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources from our normal business.

The existence of outstanding stock options issued to our executive officers and employees may result in dilution of your ownership and adversely affect the terms on which we can obtain additional capital.

As of December 31, 2006, we had outstanding options to purchase 1,039,715 shares of our common stock at a weighted average exercise price of $14.25 per share. All of these options are held by our executive officers and employees. In addition, upon commencement of employment, Mr. O’Brien received options to purchase 164,745 shares and a restricted stock grant for 83,612 shares of our common stock. Also, on December 31, 2006, we had the ability to issue options to purchase an additional 398,245 shares of our common stock (excluding the options granted to Mr. O’Brien). The issuance of shares subject to options under the plan will result in dilution of your ownership of our common stock.

The exercise of stock options could also adversely affect the terms on which we can obtain additional capital. Option holders are most likely to exercise their options when the exercise price is less than the market price for our common stock. They profit from any increase in the stock price without assuming the risks of ownership of the underlying shares of common stock by exercising their options and selling the stock immediately.

Our ability to pay cash dividends is limited, and we may be unable to pay future dividends even if we desire to do so.

Our ability to pay cash dividends may be limited by regulatory restrictions, by the Bank’s ability to pay cash dividends to our holding company and by our need to maintain sufficient capital to support our operations. The ability of the Bank to pay cash dividends to our holding company is limited by its obligations to maintain sufficient capital and by other restrictions on its cash dividends that are applicable to New York State commercial banks and banks that are regulated by the FDIC. If the Bank is not permitted to pay cash dividends to our holding company, it is unlikely that we would be able to pay cash dividends on our common stock. See “Risk Factors - Banking laws and regulations could limit our access to funds from the Bank, our primary source of liquidity” on page 11.

USE OF PROCEEDS

All net proceeds from the sale of shares of our common stock being offered under this prospectus will go to the selling shareholders. Accordingly, we will not receive any proceeds from sales of these shares.

SELLING SHAREHOLDERS

This prospectus covers the offer and sale by the selling shareholders of up to an aggregate of 2,250,000 shares of common stock. Because the selling shareholders may sell all or some of their offered shares of common stock, no estimate can be made of the number of offered shares of common stock that will be sold by the selling shareholders or that will be owned by the selling shareholders upon completion of the offering. We cannot assure you that the selling shareholders will sell any of the offered shares of common stock. All of the shares of common stock being offered under this prospectus were acquired by the selling shareholders in a private placement transaction that was completed December 21, 2006, as described above under the heading, “Prospectus Summary - Recent Private Placement of Our Common Stock” beginning on page 5.

The shares of common stock sold in the private placement were sold pursuant to an exemption from registration provided by Rule 506 of Regulation D under the Securities Act. The shares were offered only to persons who were sophisticated or accredited investors and who satisfied the suitability requirements in order to rely upon such exemption. In connection therewith, the investors made to us certain representations, warranties, covenants and conditions customary for private placement investments.

The shares sold in the private placement represented approximately 19.8% and 16.5% of the shares of our outstanding common stock before and after, respectively, the private placement.

Registration Rights

In connection with the private placement, we entered into a registration rights agreement with the selling shareholders. The registration rights agreement contains cross-indemnification provisions between us and the selling shareholders. However, no selling shareholder is required to provide indemnification in an amount in excess of the proceeds of the sales of the registrable shares by such selling holder.

Pursuant to the registration rights agreement, we agreed to prepare and file with the SEC a registration statement on Form S-3 as soon as reasonably practical but in no event no later than April 1, 2007 and further agreed to use our reasonable best efforts to cause the registration statement to become effective as soon as practicable after filing, but in no event later than July 1, 2007. We agreed to keep the registration statement effective until the earlier of two years after December 21, 2006, or the date when all of the shares registered have been resold or are no longer subject to legending under the Securities Act.

The description of the registration rights agreement is qualified by reference to the complete text of that agreement, which is an exhibit to the registration statement of which this prospectus is a part. However, the representations, warranties, covenants and other provisions of that agreement are not intended as means for investors and the public to obtain factual information about the current state of affairs of our company. Rather, investors and the public should look to other disclosures contained in our reports under the Exchange Act.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell in one or more transactions, any or all of their shares of our common stock referred to in this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed prices, at prevailing prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. The selling shareholders may use any one or more of the following methods when disposing of shares:

•
transactions on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, including The NASDAQ Global Market, on which our common stock is listed for trading;

•	transactions otherwise than on these exchanges or systems;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	sales to a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	transactions to cover short sales made after the date that the registration statement, of which this prospectus is a part, is declared effective by the SEC;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. These commissions and discounts may be in excess of those customary in the types of transactions involved to the extent permitted by applicable law.

In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under a supplement or amendment to this prospectus that lists the pledgee, transferee or other successors in interest as selling shareholders.

If sales of shares offered under this prospectus are made to broker-dealers as principals, such broker-dealers would be “underwriters” within the meaning of the Securities Act and we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

To the extent the selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part. If a selling shareholder uses this prospectus for any sale of shares of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.

The selling shareholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be responsible for complying with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder including, without limitation, Regulation M, as applicable. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the selling security holders will sell all or any portion of the shares offered under this prospectus.

We are required to pay all fees and expenses incident to the registration of the shares, estimated to be $58,941 in total, including, without limitation, filing fees and expenses in compliance with state securities or “blue sky” laws but we will not receive any proceeds from the sale of the common stock. However, a selling shareholder will pay all discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities.

We and the selling shareholders have agreed to indemnify one another against certain losses, claims, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act. We may be indemnified by the selling shareholders against civil liabilities that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

LEGAL MATTERS

The validity of the shares is being passed upon by Thacher Proffitt & Wood LLP, New York, New York.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus, by reference from State Bancorp, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006, have been audited by Crowe Chizek and Company LLC, an independent registered public accounting firm, as stated in their reports. Such reports are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s by-laws provide, in effect, that it will indemnify each of its directors, officers and employees, and any director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise serving at its request who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact of such person’s duties to or on our behalf, to the fullest extent permitted by the New York Business Corporation Law.

With certain limitations, a director or officer of a corporation organized under the New York Business Corporation Law is entitled to indemnification by the corporation against reasonable expenses, including attorneys fees, incurred by him in connection with the defense of a civil or criminal proceeding to which he has been made, or has threatened to be made, a party by reason of the fact that he was such director or officer. In certain circumstances, indemnity is provided against judgments, fines and amounts to be paid in settlement. Specific court approval is required in some cases. The foregoing is subject to the detailed provisions of the New York Business Corporation Law.

In addition, the registrant has purchased insurance policies which provide coverage for its directors and officers in certain situations where the registrant cannot directly indemnify such directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14  Other Expenses of Issuance and Distribution.

The following statement sets forth the amount of expense to be borne by the registrant in connection with the offering described in this Registration Statement:

Item	Company Expense
SEC Registration Fee	$1,441
Printing and Engraving Expenses*	$2,500
Legal Fees and Expenses*	$50,000
Accounting Fees and Expenses*	$3,000
Miscellaneous*	$2,000
Total	$58,941

* Estimated for purposes of this filing.

Item 15  Indemnification of Directors and Officers.

See “Indemnification of Directors and Officers” on page 21.

Item 16  Exhibits.

The exhibits filed as part of this registration statement are as follows:

Exhibit Number	Description
4.1	Form of Registration Rights Agreement (1)
5.1	Opinion Regarding Legality (2)
23.1	Consent of Independent Registered Public Accounting Firm (2)
23.2	Consent of Counsel (3)
24	Power of Attorney (contained in the signature page of this registration statement)
_______________
(1)	Incorporated by reference to the registrant’s Form 8-K for December 21, 2006, filed with the SEC on December 22, 2006.

(2)	Filed herewith.

(3)	Contained in Exhibit 5.1, filed herewith.

Item 17  Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) (17 C.F.R. § 424(b)) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A)             Paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the registration statement is on Form S-3 (17 C.F.R. § 239.13) or Form F-3 (17 C.F.R. § 239.33) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (17 C.F.R. § 230.424(b)) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)              If the registrants are relying on Rule 430B (17 C.F.R. § 230.430B):

(A)             Each prospectus filed by any of the registrants pursuant to Rule 424(b)(3) (17 C.F.R. § 230.424(b)(3)) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)             Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (17 C.F.R. § 230.424(b)(2), (b)(5), or (b)(7)) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (17 C.F.R. § 230.415(a)(1)(i), (vii), or (x)) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuers and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)            If the registrant is subject to Rule 430C (17 C.F.R. § 230.430C), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (17 C.F.R. § 230.430A), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)        That, for the purpose of determining liability of the registrants under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrants undertake that in a primary offering of the applicable registrant’s securities pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the applicable undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of any of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424 (17 C.F.R. § 230.424);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of any of the undersigned registrants or used or referred to by any of the undersigned registrants;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about any of the undersigned registrants or their securities provided by or on behalf of any of the undersigned registrants; and

(iv) Any other communication that is an offer in the offering made by any of the undersigned registrants to the purchaser.

(6) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Hamlet of Jericho, State of New York, on March 30, 2007.

State Bancorp, Inc.

By: /s/ Thomas F. Goldrick, Jr.
Chairman

POWER OF ATTORNEY

Each of the undersigned, being a director or officer of State Bancorp, hereby constitutes and appoints Brian K. Finneran his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, to sign one or more Registration Statements on Form S-3 pursuant to the requirements of the Securities Act of 1933, as amended, or such other form as such attorney-in-fact may deem necessary or desirable, any amendments thereto, and all additional amendments thereto, each in such form as they or any one of them may approve, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done so that such Registration Statement shall comply with the Securities Act of 1933, as amended, and the applicable Rules and Regulations adopted or issued pursuant thereto, as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, and any rules and regulations promulgated thereunder, this Registration Statement, has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Arthur Dulik, Jr. Arthur Dulik, Jr.	Director	March 30, 2007

/s/ Gerald J. McKeon Gerald J. Mckeon	Director	March 30, 2007

/s/ Joseph F. Munson Joseph F. Munson	Director	March 30, 2007

/s/ Thomas M. O’Brien Thomas M. O’Brien	President, Chief Operating Officer and Director	March 30, 2007

/s/ Daniel T. Rowe Daniel T. Rowe	Vice Chairman, Chief Administrative Officer and Director	March 30, 2007

/s/ Thomas F. Goldrick, Jr. Thomas F. Goldrick, Jr.	Chairman of the Board and Chief Executive Officer	March 30, 2007

/s/ John F. Picciano John F. Picciano	Director	March 30, 2007

/s/ Suzanne H. Rueck Suzanne H. Rueck	Director	March 30, 2007

/s/ Thomas E. Christman Thomas E. Christman	Director	March 30, 2007

/s/ K. Thomas Liaw K. Thomas Liaw	Director	March 30, 2007

/s/ Richard W. Merzbacher Richard W. Merzbacher	Vice Chairman and Director	March 30, 2007

/s/ Andrew J. Simons Andrew J. Simons	Director	March 30, 2007

INDEX OF EXHIBITS

Exhibit Number	Description
4.1	Form of Registration Rights Agreement (1)
5.1	Opinion Regarding Legality (2)
23.1	Consent of Independent Registered Public Accounting Firm (2)
23.2	Consent of Counsel (3)
24	Power of Attorney (contained on the signature page of this registration statement)
_______________
(1)	Incorporated by reference to the registrant’s Form 8-K for December 21, 2006, filed with the SEC on December 22, 2006.

(2)	Filed herewith.

(3)         Contained in Exhibit 5.1, filed herewith.